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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                   CYRK, INC.
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                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $.01
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                         (Title of Class of Securities)

                                   232817 10 6
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                                 (CUSIP Number)

                                 Allan I. Brown
                            c/o Simon Marketing Inc.
                       1900 Avenue of the Stars, 4th Floor
                        Los Angeles, California 900674301
                            Telephone: (310) 553 4460
                            Facsimile: (310) 553 1608

                             -----------------------

                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)

                                    Copy to:

                                 Alvin G. Segel
                               Irell & Manella LLP
                       1800 Avenue of the Stars, Suite 900
                          Los Angeles, California 90067
                            Telephone: (310) 277-1010
                            Facsimile: (310) 203-7199


                                  JUNE 9, 1997
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             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this Statement [ ].

                               Page 1 of 11 Pages



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CUSIP No. 232817 10 6                   13D                 Page 2 of 11 Pages
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      1        NAMES OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                        Allan I. Brown - SSN 120 32 0738
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      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)   |X|
                                                                     (b)   [ ]
                        Not Applicable
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      3        SEC USE ONLY

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      4        SOURCE OF FUNDS*

                        OO
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      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) or 2(e)    N/A
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      6        CITIZENSHIP OR PLACE OF ORGANIZATION

                        United States of America
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                             7       SOLE VOTING POWER:   920,069*

                          ------------------------------------------------------
         NUMBER OF           8        SHARED VOTING POWER:      4,393,138*
          SHARES
       BENEFICIALLY
         OWNED BY         ------------------------------------------------------
           EACH              9        SOLE DISPOSITIVE POWER:     920,069
         REPORTING
        PERSON WITH       ------------------------------------------------------
                             10       SHARED DISPOSITIVE POWER:   0

================================================================================




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      11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON:

               920,069 shares of Common Stock*

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      12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
               CERTAIN SHARES*

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      13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):
               Approximately 6.7%*
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      14       TYPE OF REPORTING PERSON:

                        IN
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-----------------


* Pursuant to the Shareholders Agreement described in Item 4 below, and which is attached as Exhibit B, certain shareholders of the Issuer are required, in specified circumstances, to vote all the shares of the Issuer's Common stock held by each such shareholder in favor of the Reporting Person's election to the Board of Directors of Issuer. Accordingly, the Reporting Person may be deemed to be part of a "group" with such shareholders and have voting power over such shares. Accordingly, the Reporting Person may have shared voting power over 4,393,138 shares (or approximately 32.2% of the Issuer's common stock). See Item 4. The Reporting Person expressly disclaims beneficial ownership of any shares of Common Stock except the 920,069 shares with respect to which he possesses sole dispositive power.





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ITEM 1.             SECURITY AND ISSUER.

                    The class of equity securities to which this statement on
                    Schedule 13D relates is the Common Stock, par value $.01 per share (the "Common Stock"), of Cyrk, Inc. (the "Issuer"), a Delaware corporation, with its principal executive offices located at 3 Pond Road, Gloucester, massachusetts 01930.

ITEM 2.             IDENTITY AND BACKGROUND.

                    This statement is being filed by Allan I. Brown (the "Reporting Person"). The Reporting Person is a Citizen of the United States of America.

                    The Reporting Person's business address is 1900 Avenue of the Stars, 4th Floor, Los Angeles, California 90067-4301. The Reporting Person is Chief Executive Officer of Simon Marketing Inc., a wholly owned subsidiary of the Issuer.

                    During the last five years, the Reporting Person has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


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ITEM 3.             SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                    Pursuant to an Agreement and Plan of Merger, dated as of May 7, 1997 (the "Merger Agreement") among the Issuer, SMI Merger, Inc., a Delaware corporation and wholly owned subsidiary of the Issuer, ("SMI"), Simon Marketing Inc., a Nevada corporation ("Simon"), the Reporting Person and Eric Stanton, the Reporting Person received 920,069 shares of Common Stock and $12.5 million in cash from the Issuer on June 9, 1997, in exchange for all of the Reporting Person's shares of Simon's common stock, par value $.01 per share (the "Simon Common Stock"). Prior to the merger of Simon into and with SMI (the "Merger"), the Reporting Person and Eric Stanton held all of the outstanding equity interests of Simon. A copy of the Merger Agreement is filed herewith as Exhibit A hereto and is incorporated in its entirety herein by reference.

ITEM 4.             PURPOSE OF TRANSACTION.

                    The Issuer and Simon are leading providers of promotional products and services. The Boards of Directors of the companies deemed it advisable and in the best interests of the companies and their respective shareholders that the Issuer and Simon combine businesses and operations in order to advance their long term business interests. Simon has had success in the youth market and in leveraging sports and entertainment properties. The Issuer has experience in loyalty and brand-building promotions.

                    To effect this combination, and pursuant to the Merger Agreement, the Reporting Person converted all his shares of Simon Common Stock into 920,069 shares of Common Stock and $12.5 million in cash.

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                    Pursuant to a Shareholders agreement, dated as of June 9,
                    1997, (the "Shareholders Agreement") among the Issuer, the Reporting Person, Eric Stanton, Gregory Shlopak and Patrick Brady (each a "Shareholder" and together the "Shareholders"), the Reporting Person shall have the right, upon his request, to be appointed a member of the Board of Directors of the Issuer (the "Board"). Within 90 days following the Board's receipt of such request, the Board shall take all necessary action to increase its size by one and appoint the Reporting Person to be a member of the Board. At each subsequent election of the class of directors to which the Reporting Person is appointed, and provided that the Reporting Person beneficially owns at least five percent of the issued and outstanding Common Stock as of the date of such election, the Shareholders shall nominate the Reporting Person for election.

                    At all meetings (and written actions in lieu of meetings) of the stockholders of the Issuer at which directors are to be elected, and to which the Reporting Person has been nominated, the Shareholders shall vote all of their shares to elect the Reporting Person as a director of the Issuer. A copy of the Shareholders Agreement is filed herewith as Exhibit B hereto and is incorporated in its entirety herein by reference.

                    Under the same conditions as pertain to the Reporting Person, the Shareholders shall nominate and vote all their shares to elect Eric Stanton as director of the Issuer.

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                    In addition, at all meetings (and written actions in lieu of meetings) of the stockholders of the Issuer at which Gregory Shlopak or Patrick Brady have been nominated as directors of the Issuer, each Shareholders shall vote all of such Shareholder's stock to elect them as directors of the Issuer.

                    Except as set forth in this statement, the Reporting Person has not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries;
                    (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries; (d) any change in the present board or management of the Issuer; (e) any material change in the Issuer's capitalization or dividend policy;
                    (f) any other material change in the Issuer's business or corporate structure; (g) any change in the Issuer's charter or bylaws, or other instrument corresponding thereto, or other action which may impede the acquisition of control of the Issuer by any person; (h) causing a class of the Issuer's securities to be deregistered or delisted; (i) a class of equity securities of the Issuer becoming eligible for termination of registration; or (j) any action similar to any of those enumerated above.

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Item 5.             INTEREST IN SECURITIES OF THE ISSUER.

                    (a) The Reporting Person has acquired beneficial ownership of 920,069 shares of Common Stock. The Common Stock owned by the Reporting Person represents approximately 6.7% of the oustanding Common Stock. By virtue of the Shareholders Agreement, the Reporting Person may be deemed to be a member of a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934. The Common Stock owned by the Shareholders represents approximately 32.2% of the oustanding Common Stock. The Reporting Person expressly disclaims beneficial ownership of any shares of Common
                    Stock except the 920,069 shares with respect to which he possesses sole dispositive power.

                    (b) The Reporting Person has sole power to vote, or to direct the vote, of 920,069 shares of Common Stock, subject to the Shareholders Agreement described in Item 4. Pursuant to the Shareholders Agreement, the Reporting Person may have shared power to vote for 4,393,138 shares of Common Stock with respect to the election of certain directors.

                        The Reporting person has sole power to dispose, or to
                    direct the disposition of, the 920,069 shares of Common Stock acquired as consideration for the Merger.

                    (c) Except for the acquisition of the shares of Common Stock pursuant to the Merger Agreement, during the past 60 days and the pledge of shares referenced in Item 6, the Reporting Person has not effected any transactions in the shares of Common Stock except as disclosed here in this statement.

                    (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, any of the Common Stock beneficially owned by the Reporting Person.

                    (e) Not applicable.




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Item 6.             CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
                    WITH RESPECT TO SECURITIES OF THE ISSUER.

                    MERGER AGREEMENT. Pursuant to the Merger Agreement, the Issuer issued to the Reporting Person 920,069 shares of Common Stock in exchange for all of the Reporting Person's shares of Simon Common Stock.

                    SHAREHOLDERS AGREEMENT. Pursuant to Section 7.01(d)(i) of the Merger Agreement, the Issuer and the Shareholders have entered into a Shareholders Agreement, described in Item 4.

                    REGISTRATION RIGHTS AGREEMENT. The Common Stock issued to the Reporting Person are not registered securities within the meaning of the Securities Act of 1933, as amended (the "Act"). Pursuant to Section 7.01(d)(ii) of the Merger Agreement, the Issuer has granted to the Reporting Person certain registration rights, set forth in a Registration Rights Agreement dated as of June 9, 1997 among the Issuer, Eric Stanton and the Reporting Person (the "Registration Rights Agreement").

                    If at any time commencing on June 9, 1999, or any earlier date pursuant to which the Merger will continue to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended and any successor provisions thereto (the "Code") (as determined by the Issuer and its counsel), either the Reporting Person or Eric Stanton requests that the company file a registration statement for at least 250,000 shares of the Common Stock held by the Reporting Person and/or Eric Stanton on the date of such request, the Issuer shall use its best efforts to register the shares of Common Stock held by the Reporting Person and/or Eric Stanton requested to be registered under the Act. The Issuer shall effect an aggregate maximum of three such "demand" requests, each of which must be made at least six months apart from the others.

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                    Additionally, commencing on June 9, 1999, or any earlier
                    date pursuant to which the Merger will continue to qualify as a reorganization within the meaning of Section 368(a) of the Code (as determined by the Issuer and its counsel), if the Issuer proposes to register any shares of Common Stock for its own or others' account under the Act, other than a registration solely relating to employee benefit plans or to shares to be sold under Rule 145 under the Act, the Issuer shall give the Reporting Person and Eric Stanton prompt written notice of its intent. Upon written request of either the Reporting Person or Eric Stanton, given within 15 days after receipt of such notice, the Issuer shall include in such registration all shares of Common Stock held by the Reporting Person or Eric Stanton specified in such written request, provided that such inclusion will not materially and adversely affect the offering.

                    A copy of the Registration Rights Agreement is filed herewith as Exhibit C hereto and is incorporated in its entirety herein by reference.

                    PLEDGE OF STOCK. Reporting Person has pledged 52,904 shares of the Common Stock issued to him in the Merger Agreement to secure indebtedness in the principal amount of $575,000 owed by him to the Issuer. The nonrecourse note matures on June 9, 1998 and bears interest at the rate of 7% per annum.


                    The foregoing descriptions of the Merger Agreement, the Shareholders Agreement and the Registration Rights Agreement are qualified in their entirety by reference to such agreements, copies of which are attached hereto.






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                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.








                                                           (Date)


                                                   /s/ ALLAN I. BROWN
                                         -------------------------------------
                                                       (Signature)
                                                     ALLAN I. BROWN



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                                  EXHIBIT INDEX



      EXHIBIT NO.                       DESCRIPTION

          A Agreement and Plan of Merger dated as of May 7, 1997, by and among Cyrk, Inc., SMI Merger, Inc., Simon Marketing, Inc., Allan Brown and Eric Stanton

          B Shareholders Agreement dated as of June 9, 1997, by and among Cyrk, Inc., Allan Brown, Eric Stanton, Gregory Shlopak and Patrick Brady

          C Registration Rights Agreement, dated as of June 9, 1997, by and among Cyrk, Inc., Allan Brown and Eric Stanton

          D              Note dated June 9, 1997 between Allan I. Brown and Eric
                         Stanton